Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject Company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

[Wells Fargo Asset Management]

Product Alert

November 23, 2020

Proposed merger of two Wells Fargo money market funds

The Wells Fargo Funds Board of Trustees recently approved the merger of two Wells Fargo money market funds. The merger is expected to occur in March 2021.

Merging fund	Acquiring fund
Cash Investment Money Market Fund	Heritage Money Market Fund

For further information, please review the following Q&A.

What are some key benefits of the proposed fund merger?

Cash Investment Money Market Fund shareholders will benefit from a significant increase in fund scale as well as the added benefit of S&P/Moody’s ratings surveillance oversight. Both funds have the same portfolio management team and identical investment objectives and strategy.

Does this change require shareholder approval?

No. Additional information, including a description of the merger and information about fees, expenses and risk factors, will be provided to Cash Investment Money Market Fund shareholders in a prospectus/information statement that is expected to be mailed to shareholders in January 2021.

Will existing shareholders hold the same share class that they own today following the proposed fund merger?

Yes.  Existing shareholders of the Cash Investment Money Market Fund will receive the same share class of the Heritage Money Market Fund.

Will the merger be a taxable event for shareholders?

No. It is expected to be a tax-free exchange for U.S. federal income tax purposes. However, to prevent adverse tax consequences for shareholders, the merging fund may make a distribution of income and/or capital gains in advance of the merger. Clients are encouraged to consult their tax advisors about how this may affect them.

Can investors still transact in the merging and acquiring funds prior to the merger?

Yes.

For floating NAV money market funds: You could lose money by investing in the fund. Because the share price of the fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them. The fund may impose a fee upon sale of your shares or may temporarily suspend your ability to sell shares if the fund’s liquidity falls below required minimums because of market conditions or other factors. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The fund’s sponsor has no legal obligation to provide financial support to the fund, and you should not expect that the sponsor will provide financial support to the fund at any time.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wfam.com. Read it carefully before investing.

Wells Fargo Asset Management (WFAM) is the trade name for certain investment advisory/management firms owned by Wells Fargo & Company. These firms include but are not limited to Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC. Certain products managed by WFAM entities are distributed by Wells Fargo Funds Distributor, LLC (a broker-dealer and Member FINRA).

This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan. PAR-1120-00682